UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             CareMatrix Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   141706 10 1
                ------------------------------------------------
                                 (CUSIP Number)


                            Michael J. Bohnen, Esq.,
                          Nutter, McClennen & Fish, LLP
                             One International Place
                              Boston, MA 02110-2699
                                 (617) 439-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 30, 1997
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                          -----------------------------
CUSIP No. 141706 10 1  |                          |  Page 2 of 6               |
------------------------                          -----------------------------


-------------------------------------------------------------------------------|
| 1. |      NAME OF REPORTING PERSON                                           |
|    |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                         |
|    |      Abraham D. Gosman                                                  |
|----|-------------------------------------------------------------------------|
|    |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     [ ]   |
| 2. |                                                           (b)     [X]   |
|    |                                                                         |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 3. |       SEC USE ONLY                                                      |
|    |                                                                         |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 4. |       SOURCE OF FUNDS*                                                  |
|    |       Other (OO)                                                        |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 5. |       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]   |
|    |       PURSUANT TO ITEMS 2(d) or 2(e)                                    |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 6. |       CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |                                                                         |
|    |       United States of America                                          |
|----|-------------------------------------------------------------------------|
|                   |     |                                                    |
|                   |  7. |   SOLE VOTING POWER                                |
|     NUMBER OF     |     |                                                    |
|      SHARES       |     |   4,638,910                                        |
|   BENEFICIALLY    |----------------------------------------------------------|
|     OWNED BY      |     |                                                    |
|       EACH        |  8. |   SHARED VOTING POWER                              |
|     REPORTING     |     |                                                    |
|      PERSON       |     |   0                                                |
|       WITH        |----------------------------------------------------------|
|                   |     |   SOLE DISPOSITIVE POWER                           |
|                   |  9. |                                                    |
|                   |     |   7,700,154                                        |
|                   |----------------------------------------------------------|
|                   |     |                                                    |
|                   | 10. |   SHARED DISPOSITIVE POWER                         |
|                   |     |                                                    |
|                   |     |   0                                                |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 11.|       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
|    |                                                                         |
|    |       7,700,154                                                         |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 12.|       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]   |
|    |       CERTAIN SHARES*                                                   |
|    |                                                                         |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 13.|       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                |
|    |                                                                         |
|    |       44.8%                                                             |
|----|-------------------------------------------------------------------------|
|    |                                                                         |
| 14.|       TYPE OF REPORTING PERSON*                                         |
|    |                                                                         |
|    |       Individual (IN)                                                   |
|----|-------------------------------------------------------------------------|

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.        Security and Issuer.

         Issuer:        CareMatrix Corporation, 197 First Avenue,
                        Needham, Massachusetts, 02194 (the "Company")

         Security:      Common Stock, par value $.05 per share ("Common Stock")


Item 2.           Identity and Background.

         (a)      Name:

                  Abraham D. Gosman

         (b)      Business Address:

                  777 South Flagler Drive
                  West Palm Beach, FL  33401

         (c)      Present Principal Employment and Employer:

                  Chairman, President and Chief Executive Officer of PhyMatrix Corp.
                  777 South Flagler Drive
                  West Palm Beach, FL  33401

                  Chairman and Chief Executive Officer of Meditrust 197 First Avenue
                  Needham, MA  02194

                  Chairman of CareMatrix Corporation
                  197 First Avenue
                  Needham, MA  02194

         (d)      Criminal Proceedings in Last Five Years:

                  None

         (e)      Civil Securities Proceedings in Last Five Years:

                  None

         (f)      Citizenship:

                  The reporting person is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         On July 30, 1996, in connection with a transaction previously described in a Schedule 13D filed on August 9, 1996, Mr. Gosman was issued a warrant to purchase the equivalent of 80,000 shares of the Company's Common Stock, at an exercise price of $20.80 per share. The warrant became exercisable on March 31, 1997.


Item 4.           Purpose of Transaction.

         Mr. Gosman, as Trustee of The Gosman CareMatrix Trust dated July 3, 1996, is the principal stockholder of the Company, and also serves as its Chairman. In addition, Mr. Gosman's sons, Andrew D. Gosman and Michael M. Gosman, are members of the Board of Directors of the Company. Based on these factors, Mr. Gosman may be deemed to control the Company, subject to the control of other persons including the other executive officers and members of the Board of Directors of the Company. In connection with the day-to-day management of the Company, Mr. Gosman may from time-to-time consider proposals relating to: (i) the issuance by the Company of shares of the Company, whether in connection with financings or acquisitions by the Company or for compensation purposes; (ii) the merger, reorganization or other transaction involving the Company or any of its subsidiaries; (iii) the sale or transfer of assets of the Company or any of its subsidiaries; (iv) changes in the Company's Board of Directors; (v) changes in the capitalization of the Company; (vi) changes in the Company's Restated Certificate of Incorporation or By-Laws, certain of which might have the effect of impeding a change in control of the Company; or (vii) other changes in the Company's business.


Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Gosman is deemed to have beneficial ownership of 7,700,154 shares of Common Stock (44.8% of all currently outstanding shares of Common Stock), of which (i) 7,612,154 shares are held by Mr. Gosman as Trustee of The Gosman CareMatrix Trust dated July 3, 1996, for the benefit of his adult sons, Andrew
                  D. Gosman and Michael M. Gosman (the "Trust"), and (ii) 80,000 shares of which are subject to an option currently exercisable by Mr. Gosman.

         (b) Pursuant to the terms of the Trust, the Trustee has the sole power to dispose or to direct the disposition of all shares held in the Trust, and voting power with respect to 4,558,910 of such shares, until the termination of the Trust.

         (c)      Not applicable.

         (d) Andrew D. Gosman and Michael M. Gosman, the beneficiaries of the Trust, are the only persons who have the right to receive dividends on, and the proceeds from the sale of, the shares held under the Trust.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 5(b) and (d) for a description of the Trust.

Item 7.           Material to be Filed as Exhibits.

         1. The Standish Care Company Common Stock Purchase Warrant (previously filed).

         2. First Amendment to Warrant dated as of September 4, 1996 (previously filed).


                                      * * *

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 /s/ Abraham D. Gosman
                                                -----------------------------
                                                Abraham D. Gosman

Date:  May 8, 1997